SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of June 2005
                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|     Yes         |X|    No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Proxy Statement, mailed to the Registrant's shareholders on or about June 7, 2005.



                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AMERICAN ISRAELI PAPER MILLS LTD.
                                        (Registrant)


                                        By: /s/ Lea Katz
                                            ------------------------------------
                                            Name:  Lea Katz
                                            Title: Corporate Secretary

Dated: June 15, 2005.

                                  EXHIBIT INDEX
                                  -------------


      EXHIBIT NO.           DESCRIPTION
      -----------           -----------

             1.             Proxy Statement

                      AMERICAN ISRAELI PAPER MILLS LTD.NCE

                         Industrial Zone, Hadera, Israel

                       NOTICE OF ANNUAL GENERAL MEETING OF
                    SHAREHOLDERS TO BE HELD ON JUNE 28, 2005

To the Shareholders:

         Notice is hereby given that the Annual General Meeting of Shareholders of American Israeli Paper Mills Limited (the "Company") will be held at the registered office of the Company, Industrial Zone, Hadera, Israel on Tuesday, June 28, 2005 at 9:00 p.m. (Israel time) for the following purpose:

1. To elect a Board of Directors.

2. To approve the 2005 remuneration of the Directors.

3. To reappoint Kesselman & Kesselman as the auditors of the Company for 2005.

4. To approve the compensation of the Chairman of the Board of Directors.

5. To approve insurance coverage of Officers' and Directors' liability.

         Only the shareholders of record at the close of business on June 9, 2005 are entitled to notice of, and to vote at, the Annual General Meeting of Shareholders. Each shareholder is entitled to appoint a proxy to attend and vote in his or her stead. If the meeting is postponed, it will be held on July 5, 2005 at the same time and place.

         Shareholders who do not plan to attend the Annual General Meeting are requested to complete, sign, date, and promptly return the enclosed proxy in the enclosed envelope. No postage is required for mailing in the United States. Only proxies which are received at the offices of the Company or its designated representatives at least 48 hours prior to the meeting will be voted at the meeting and at any adjournment thereof.

                                       By Order of the Board of Directors

                                                       Lea Katz
                                                Corporate Secretary

Hadera, Israel
June 7, 2005

                        AMERICAN ISRAELI PAPER MILLS LTD.

                         Industrial Zone, Hadera, Israel


                                 PROXY STATEMENT

                                ----------------


         This proxy statement is furnished to the holders of Ordinary Shares of American Israeli Paper Mills Limited (the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on June 28, 2005 or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke their proxies at any time before the effective exercise thereof at the Meeting or at any adjournment thereof.

         This proxy statement and the enclosed proxy are being mailed to shareholders on or about June 7, 2005.

         Only shares held of record at the close of business on June 9, 2005, the record date, may be voted at the Meeting. As of May 23, 2005, there were 3,999,270 ordinary shares, par value NIS 0.01 per share ("Ordinary Shares") of the Company outstanding. Each Ordinary Share is entitled to one vote with respect to each of the matters to be voted on at the Meeting.

         Two or more holders of an aggregate of one quarter of the outstanding Ordinary Shares present at the Meeting in person or by proxy and entitled to vote will constitute a quorum at the Meeting or at any adjournment thereof.

PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

         The following tables set forth certain information with respect to Ordinary Shares of the Company which, to the Company's knowledge, were owned beneficially, as of May 23, 2005, by (i) all those persons who were the beneficial owners of more than 5% of such outstanding shares; (ii) all officers and directors of the Company as a group; and (iii) each director and nominee to become a director of the Company.


Name and Address:                                                   Amount Beneficially Owned    Percent of Class
------------------                                                  --------------------------   ----------------
Principal Shareholders:                                             Directly or Indirectly*      Outstanding
-----------------------                                             -----------------------      -----------

Clal Industries Ltd. ("Clal")                                                1,315,709(1)             32.90 (1)
3 Azrieli Center, the Triangle Tower,  Tel Aviv, Israel
Discount Investment Corporation Ltd. ("DIC")

 3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel                        743,525(1)             18.59 (1)
Bank Leumi Le Israel Ltd.                                                      248,142                 6.20
P.O.B 2, Tel Aviv, Israel (through trust and provident funds)
Bank Hapoalim Ltd.                                                             206,967                 5.18
62 Yehuda Halevi St. Tel Aviv, Israel (through trust and
provident funds)

DIRECTORS:
----------

Ronit Blum                    ...................................               **                       **
Nochi Dankner                 ...................................               **                       **
Avi Fischer                   ...................................               **                       **
Oren Lieder                   ...................................               **                       **
Zvi Livnat                    ...................................               **                       **
Amos Mar-Haim                 ...................................               **                       **
Isaac Manor                   ...................................               **                       **
Amir Makov                    ...................................               **                       **
Adi Rosenfeld                 ...................................               **                       **
Avi Yehezkel                  ...................................               **                       **
Yaacov Yerushalmi             ...................................               **                       **
All officers and directors as a group                                           **                       **


* Beneficial ownership is based on shared voting and dispositive power over the securities listed in the table.
** The officers and directors of the Company own, in the aggregate, less than 1% of the Company's outstanding ordinary shares, except for Nochi Dankner, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1) IDB Holding Corporation Ltd. ("IDBH") holds 64.3%of the equity of and voting power in IDB Development Corporation Ltd. ("IDBD"), which, in turn, holds 67.26% of the equity of and voting power in DIC and 61.93% of the equity of and voting power in Clal. IDBH, IDBD, Clal and DIC are public companies traded on the Tel Aviv Stock Exchange.

         Since May 19, 2003 approximately 51.7% of the outstanding share capital of IDBH, is held by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

In addition: (a) Ganden Holdings Ltd., the parent company of Ganden, holds approximately 6.44% of the equity and voting power in IDBH; (b) Manor Holdings B.A. Ltd., the parent company of Manor, holds approximately 0.03% of the equity and voting power in IDBH; (c) Avraham Livnat Ltd., the parent company of Livnat, holds approximately 0.04% of the equity and voting power in IDBH; and (d) Shelly Bergman owns, through a private company wholly owned by her, approximately 7.23% of the equity and voting power of IDBH.

Nochi Dankner is Chairman and CEO of IDBH and chairman of IDBD, Clal and DIC., Isaac Manor (the husband of Ruth Manor), and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD, Clal and DIC.

In 1980 DIC and Clal agreed for a period of ten years (subject to renewal for additional ten year periods) to coordinate and pool their voting power in the Company in order to appoint an equal number of each party's nominees to the Board of Directors of the Company, and in order to elect their designees to the Board's Committees. They also agreed to vote en bloc in General Meetings of the Company on the subject of dividend distributions. This agreement has been extended to the year 2010.

REPORTS

         At the Meeting, the shareholders will consider reports of the Company's Directors and Auditors and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004, all of which are set forth in the Company's Annual Report. Shareholders will not be requested to take any action at the Meeting with respect to such reports or financial statements.

         SHAREHOLDER RETURN PERFORMANCE GRAPH

         The following graph compares the yearly percentage change in cumulative total shareholder return, assuming dividend reinvestment, of the Ordinary Shares, the S & P 500 Index and the S & P Paper Products Group Index, for the five year period ending December 31, 2004, assuming that the value of the investment in the Ordinary Shares and each in index was $100 on December 31, 1999 and that all dividends were reinvested:

         [OBJECT OMITTED]

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

         At the Meeting, nine directors are to be elected. In accordance with the Articles of Association of the Company and the Israeli Companies Law (effective as of February 1, 2000), all the directors of the Company retire from office at the Annual General Meeting, except for External Directors who are entitled, after they are appointed, to a position on the Board of Directors without further action by shareholders.

         Under the Israeli Companies Law, the Company is required to have at least two External Directors as members of its Board of Directors. An External Director may not have any financial or other substantial connection with the Company and must be elected at the General Meeting of Shareholders. The External Directors are elected for a three-year term, which may be extended for three additional years.

         Ms. Blum and Mr. Makov were elected as the External Directors of the Company as of March 1, 2005. Ms. Blum serves as Director of Association of Friends, Tel Aviv Sourasky Medical Center . Mr. Makov serves as the Chairman of The Israel Institute of Petroleum & Energy, as a director in the following companies: Bank Leumi Le-Israel, ICL Fertilizers (Dead Sea Works, Rotem Amfert Negev), ICL Industry Products (Dead Sea Bromine Company, Dead Sea Periclase), Granite Hacarmel Investments Ltd. and an external director in Wolfman Industries and Ludan Engineering Co. Ltd. Mr. Makov served as an external director of the Company between 1996-2001.

         During 2004, the Board of Directors met seven times, and the audit committee met four times. Each director attended at least 75% of the Board meetings held during 2004 and each member of the audit committee attended at least 75% of the audit committee meetings held during 2004, except for Mr. Dankner and Mr. Manor.

         The audit committee, the appointment of which is required by the Israeli Companies Law, engages in the Company's internal audit affairs. The Company does not currently have a nominating committee nor a compensation committee.

         The Articles of Association of the Company provide that any director may, by written notice, appoint any person who is approved by the directors to be an alternate director and to act in his place and to vote at any meeting at which he is not personally present. The alternate director is entitled to notice of Board meetings and he will be remunerated out of the remuneration of the director appointing him. The alternate director shall vacate office if and when the director appointing him vacated his office as director, or remove him from office by written notice.

         The persons named in the table below are eligible for election and agreed to be elected as directors of the Company, each to hold office until the next Annual General Meeting and until their successors are duly elected. All of these persons are presently directors of the Company. The Board recommends that such persons be elected as directors of the Company until the next Annual General Meeting of the Company's shareholders and until their successors are duly elected.

                                                                                                                  DIRECTOR
NAME                           PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE                            AGE        SINCE

Nochi Dankner.........         Chairman   and  Chief   Executive   Officer   of  IDB   Holdings         51         2003
                               Corporation  Ltd.,  Chairman of IDB Development  Ltd.,  Discount
                               Investments  Ltd. and of Clal  Industries and  Investments  Ltd.
                               Serves or served as Chairman  and Director in public and private companies of Ganden Group, IDB Group and Bank Hapoalim.

Avi Fischer............        Director and Co-CEO of Clal  Industries and  Investments  Ltd. ,         49         2004
                               Deputy  Chairman  of  IDB  Development  Ltd,  Deputy  CEO of IDB
                               Holdings  Corporation Ltd., director of Discount Investment Ltd.
                               and several  public and private  companies  of Ganden  Group and
                               IDB Group.

Avi Yehezkel...........        An external  director at Bank Yahav.  Served as a Knesset member         47         2003
                               between  1992-2003,  during these years  alternately,  served as
                               Deputy  Minister of  transportation,  Chairman of the  Economics
                               Committee,  Chairman of the Defense Budget  Committee,  Chairman
                               of the  Capital  Market  Sub-Committee,  Chairman of the Banking
                               Sub-Committee and member of the Finance Committee

Oren Lieder............        Executive  Vice President and CFO of Discount  Investments  Ltd.         57         2003
                               Serves  as   director   at   various   companies,
                               including  publicly-traded  companies.   Formerly
                               served  as  CFO of  Bezeq,  the  Israeli  Telecom
                               Company Ltd.

Zvi Livnat.............        Co-CEO of Clal Industries and  Investments  Ltd. , Deputy CEO of         52         2003
                               Commerce  of  Taavura  Holding  Group  Ltd.,  Deputy  CEO of IDB
                               Holdings  Corporation,  Deputy Chairman of IDB Development Ltd.,
                               director  in Discount  Investments  Ltd.,  and other  public and private companies.

Amos Mar-Haim(1).......        Member of the Israel  Accounting  Standards Board;  Director of          67         1984
                               various  companies;   formerly  Vice  Chairman  of  the  Israeli
                               Corporation Ltd.

Isaac Manor............        A  director  at  various   publicly-traded   and  privately-held         64         2003
                               companies   within  the  IDB  Group,   IDB  Holdings  Ltd.,  IDB
                               Development Ltd.,  Discount  Investment Ltd. and Clal Industries
                               and Investments  Ltd ,Israel Union Bank Ltd. and others;  Co-CEO and Chairman of companies in the David Lubinsky Group Ltd.,.

Yaacov Yerushalmi......        Chairman of the Board of the Company since  January 1999,  Chief         63         1998
                               Executive  Officer of the Company  from June 1990
                               until April 2003.

Adi Rozenfeld .........        A businessman, consultant to companies and a representative of           51         2004
                               Activa Holdings BV in Israel. Honorary Consul of Slovenia in
                               Israel. A director of various companies

         (1) Member of the Audit Committee.

PROPOSAL NO. 2 - REMUNERATION OF DIRECTORS.

         At the Meeting, the shareholders will be requested to approve the 2005 remuneration of the Company's directors, including the External Directors. Pursuant to regulations under the Israeli Companies Law, the External Directors, must receive the same annual compensation, which must be between New Israeli Shekels ("NIS") 28,361 and NIS 46,081, plus an additional fee for each meeting attended which must be between NIS 998 and NIS 1,772. The Board recommends that the remuneration for the year 2005 of each director, including the External Directors will remain the same as in the year 2004 and be fixed at NIS 39,000 plus an additional NIS 1,500 for each meeting attended.

         Each of the management personnel of the Company and its subsidiaries and affiliated companies (together, the "Group") is a party to a management services contract with the Company, which sets forth his or her salary. The management services contract may be terminated by the Company at any time, upon notice of not less than one month and not more than three months.

         The aggregate amount of remuneration paid to all directors and senior officers of the Company as a group (19 persons) for services provided by them to the Company during 2004 was approximately NIS 10,175,000 (approximately $2,362,000). The aggregate amount set-aside for pension, retirement or similar benefits for all directors and officers of the Company as a group for services provided by them to the Company during 2004 was approximately NIS 850,000 (approximately $197,000).

         In April 2001, the Board of Directors of the Company adopted a stock option plan under which options to purchase a total of 194,300 Ordinary Shares may be granted to senior officers of the Company and certain other companies within the Group. All of the options were granted in July 2001. Each option is exercisable to purchase one Ordinary Share. The options vest in four equal annual installments. The vesting period of the first installment is two years after the date of grant of the option, and the next three installments vest on the third, fourth and fifth anniversaries of the date of grant. Each installment is exercisable for a period of two years after the vesting date of such installment.

In 2004 55,525 options were exercised under this plan.

         Since Nochi Dankner, Zvi Livnat and Isaac Manor may be deemed to be controlling shareholders, according to the Israeli law the directors' remuneration is required to be approved by the General Meeting of Shareholders by a majority of votes unless one or more of the shareholders of the Company which holds more than 1% of the share capital or the voting rights of the Company objects. If such shareholder objects, the majority required for the approval of the directors' remuneration is as described below in proposal no. 5.

PROPOSAL NO. 3 - APPOINTMENT OF AUDITORS

         At the Meeting, the shareholders will be requested to reappoint the firm of Kesselman & Kesselman, Certified Public Accountants (Israel), to serve as auditors of the Company for 2005. Kesselman & Kesselman, which are members of PricewaterhouseCoopers International Limited, have served as auditors of the Company for several years and are considered by the Company's management to be well qualified.

         One or more representatives of Kesselman & Kesselman will be present at the Meeting, will have an opportunity to make a statement, and will be available to respond to appropriate questions.

         The auditors received approximately NIS 520,000 (approximately $120,000) for services rendered by them to the Company for fiscal year 2004.

         The Board recommends that the firm of Kesselman & Kesselman be re-appointed to serve as auditors of the Company for 2005.

PROPOSAL NO. 4  - COMPENSATION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

         At the Meeting, the shareholders will be requested to approve the compensation of Mr. Yaacov Yerushalmi, the Chairman of the Board of the Company. The Board recommends that the remuneration of the Chairman include a monthly salary similar to his salary in 2004, of NIS 88,000 (approximately $20,000 based on the exchange rate of the NIS against the U.S. dollar as of the date hereof), linked to the Israeli Consumer Price Index, plus the Company's customary employee benefits. Furthermore, the Board recommends that the Company pay Mr. Yerushalmi a bonus for 2004 in the amount of NIS 880,000 (approximately $200,000).

         The Chairman is also entitled to remuneration according to a plan which was approved by the Board on July 2001, pursuant to which Mr. Yerushalmi is intended to receive a cash payment equal to the increase of the value of 50,000 shares of the Company as compared with the base price of the shares linked according to terms of the plan. Such cash payment will be payable over the period commencing two years from the resolution of the Board until the end of seven years from the said resolution. As of the date of this report the Chairman of the Board of Directors exercised one quarter of the plan in the sum of NIS 930,000 (approximately $215,000).

PROPOSAL NO. 5 - APPROVAL OF OFFICERS' AND DIRECTORS' LIABILITY INSURANCE

         According to the Israeli Companies Law, the Company may insure its officers and directors with respect to liability to which they may become subject as a result of any act conducted by them in their capacity as the Company's officers or directors, subject to the approval of the Company's shareholders at a General Meeting. The Company intends to continue to insure its officers and directors subject to a coverage limit of $6 million, similar to that used in previous years with Clal Insurance Company. The premium of such insurance for the period from June 1, 2005 through May 31, 2006 will be approximately $40,000. The Board of Directors recommends that the shareholders approve such insurance.

         Since, Nochi Dankner, Zvi Livnat and Isaac Manor may be deemed to be controlling shareholders of the Company and the Insurer, according to the Israeli law the directors' and officers' liability insurance will be approved by the General Meeting of Shareholders provided that one of the following occurs:

         a. The majority of the votes will include at least 1/3 of the votes of shareholders (or any one on their behalf) voting at the General Meeting who are not Controlling Shareholders as defined in the Israeli Companies Law. The votes of abstaining shareholders will not be taken into account in the majority votes; or

         b. The votes of the shareholders mentioned in section (a) above, who objected to his election were no more than 1% of all voting rights in the Company.

                                     GENERAL

         A properly executed proxy in the enclosed form will be voted in accordance with the instructions thereon. If no instructions are given, it is the intention of the persons named in the proxy to vote (i) to elect the slate of directors set forth in this proxy statement, (ii) to approve the 2005 remuneration of the Directors, (iii) to reappoint Kesselman & Kesselman as auditors of the Company, (iv) to approve the compensation of the Chairman of the Board, (v) to approve liability insurance coverage of the Company's officers and directors.

         The Board of Directors is not aware of any matters other than the foregoing proposals that will be presented for consideration at the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote thereon in accordance with their judgment.

         The entire costs of soliciting proxies for the Meeting will be borne by the Company. Proxies will be solicited by mail and may be solicited personally by directors, officers and other employees of the Company who will not be compensated for such services. At the Company's expense, it has retained American Stock Transfer and Trust Company, its transfer agent and registrar in the U.S., for the solicitation of proxies. In addition, brokerage houses and other custodians, nominees and fiduciaries holding Ordinary Shares of record but not beneficially, may be requested, at the Company's expense, to forward proxy materials to the beneficial owners thereof.

                       By Order of the Board of Directors

        Hadera, Israel                                        Lea Katz
        June 7, 2005                                    Corporate Secretary